SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                             Hollywood Park, Inc.
                             --------------------
                               (Name of Issuer)


                                 Common Stock
                         ----------------------------
                         (Title of Class of Security)


                                436255 4 10 3
                                --------------
                                (CUSIP Number)


                              William A. Scully
                    c/o Apollo Real Estate Advisors, L.P.
                         1301 Avenue of the Americas
                           New York, New York 10019
                          Telephone: (212) 261-4000
              -------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               With a copy to:

                            Patrick J. Foye, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                              New York, NY 10022
                          Telephone: (212) 735-2274


                                July 29, 1997
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

            Check the following box if a fee is being paid with the statement: [X]



                                 SCHEDULE 13D

CUSIP NO.
          -----------------

----------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         APOLLO REAL ESTATE INVESTMENT FUND II, L.P.
----------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |X|
                                                                 (b) |_|
---------------------------------------------------------------------------
3      SEC USE ONLY

---------------------------------------------------------------------------
4      SOURCE OF FUNDS
       AF
---------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                         |_|

---------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
---------------------------------------------------------------------------
      NUMBER OF         7    SOLE VOTING POWER
        SHARES               0
     BENEFICIALLY       ---------------------------------------------------
       OWNED BY         8    SHARED VOTING POWER
         EACH                1,211,750
      REPORTING         ---------------------------------------------------
        PERSON          9    SOLE DISPOSITIVE POWER
         WITH                0
                        ---------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             1,211,750
---------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,211,750
---------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                        |_|
---------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.1%
---------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
---------------------------------------------------------------------------




                                 SCHEDULE 13D

CUSIP NO.
          -----------------

---------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         APOLLO REAL ESTATE ADVISORS II, L.P.
---------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |X|
                                                                 (b) |_|

---------------------------------------------------------------------------
3      SEC USE ONLY

---------------------------------------------------------------------------
4      SOURCE OF FUNDS
       WC, OO
---------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                         |_|
---------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
---------------------------------------------------------------------------
      NUMBER OF         7    SOLE VOTING POWER
        SHARES               0
     BENEFICIALLY       ---------------------------------------------------
       OWNED BY         8    SHARED VOTING POWER
         EACH                1,211,750
      REPORTING         ---------------------------------------------------
        PERSON          9    SOLE DISPOSITIVE POWER
         WITH                0
                        ---------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             1,211,750
---------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,211,750
---------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                       |_|
---------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.1%
---------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
---------------------------------------------------------------------------




         This Schedule 13D is being filed by Apollo Real Estate
Investment Fund II, L.P. and Apollo Real Estate Advisors II, L.P. with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Hollywood Park, Inc., a Delaware corporation
("Hollywood Park").

Item 1.  Security and Issuer.

         This statement relates to the Common Stock of Hollywood Park. The principal executive offices of Hollywood Park are located at 1050 South Prairie Avenue, Inglewood, California 90301.

Item 2.  Identity and Background.

         (a)-(c), (f). This statement is being filed jointly by Apollo Real Estate Investment Fund II, L.P. ("AREIF II"), a limited partnership organized under the laws of Delaware and Apollo Real Estate Advisors II, L.P. ("AREA II"), a limited partnership organized under the laws of Delaware. AREIF II and AREA II are sometimes collectively referred to herein as the "Reporting Persons".

         AREIF II is principally engaged in the business of investment in real estate-related interests. The address of AREIF II's principal executive office and principal business is c/o Apollo Real Estate Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577.

         AREA II is the managing general partner of AREIF II. AREA II is principally engaged in the business of serving as managing general partner of AREIF II. The address of AREA II's principal executive office and principal business is c/o Apollo Real Estate Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577.

         The sole general partner of AREA II is Apollo Real Estate Capital Advisors II, Inc., a Delaware corporation ("Capital Advisors II"). Capital Advisors II is principally engaged in the business of serving as general partner of AREA II.

         Information attached hereto as Schedule I is information concerning the general partners of the Reporting Persons and the executive officers and directors of Capital Advisors II, which information is required to be disclosed in response to Item 2 and general instruction C to Schedule 13D. Each of such persons is a citizen of the United States. All such persons on Schedule I disclaim beneficial ownership of and any pecuniary interest in the Shares beneficially owned by the Reporting Persons.

         (d) and (e). Neither AREIF II, AREA II, Capital Advisors II, nor, to the best of these entities knowledge, any of the individuals named in Schedule I hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Persons beneficially own an aggregate of 1,211,750 shares of Common Stock which were purchased at a total purchase price of approximately $14,758,389 as of the date hereof. The purchases were financed with cash on hand and borrowed funds pursuant to a margin loan made in the ordinary course of business by a registered broker-dealer.

Item 4.  Purpose of the Transaction.

         The Reporting Persons acquired beneficial ownership of their shares of Common Stock in the ordinary course of business for investment purposes and not with the purpose of changing or influencing control of Hollywood Park. The Reporting Persons have considered various alternative proposals to increase the value of their shares of Common Stock and may from time to time consider implementing such alternatives. In this respect, the Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Board of Directors of Hollywood Park, to acquire additional shares of Common Stock from time to time or to sell or otherwise dispose of all or part of the shares of Common Stock beneficially owned by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date hereof, the Reporting Persons beneficially own an aggregate of 1,211,750 shares of Common Stock which represents approximately 5.1% of the outstanding shares of Common Stock of Hollywood Park.

         (b) The Reporting Persons share the voting and dispositive power with respect to the 1,211,750 shares of Common Stock which they beneficially own.

         To the best of the Reporting Persons' knowledge, none of the individuals listed on Schedule I owns any shares of Common Stock or can vote or direct the vote of any shares of Common Stock, nor can any such individual dispose or direct the disposition of any shares of Common Stock.

         (c) Except as set forth on Schedule II, no person named in response to paragraph (a) of this Item has effected any transaction in shares of Common Stock during the past sixty days.

         (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,211,750 shares of Common Stock beneficially owned by the Reporting Persons.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Not applicable.



                               SCHEDULE I

         The following sets forth information with respect to the executive officers and directors of Capital Advisors II, which is the sole general partner of AREA II.

         Messrs. Leon D. Black, John J. Hannan and William L. Mack are executive officers and directors of Capital Advisors II. The principal occupation of each of Messrs. Black and Hannan is to act as an executive officer and director of Apollo Capital Management, Inc., a Delaware corporation ("Apollo Capital"), and of Lion Capital Management, Inc., a Delaware corporation ("Lion Management"). Messrs. Black and Hannan are founding principals of Apollo Advisors, L.P. ("Apollo Advisors"), Lion Advisors, L.P. ("Lion Advisors"), and together with Mr. Mack of Apollo Real Estate Advisors II, L.P. The principal occupation of Mr. Mack is to act as a consultant to Apollo Advisors and as a principal to Apollo Real Estate Advisors, L.P. and to act as President and Managing Partner of the Mack Organization, an owner and developer of and investor in office and industrial buildings and other commercial properties. The principal business of Apollo Advisors and of Lion Advisors is to provide advice regarding investments in securities and the principal business of Apollo Real Estate Advisors, L.P. is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black, Hannan and Mack is c/o Apollo Real Estate Management II, L.P., 1301 Avenue of the Americas, New York, New York 10019.



                               SCHEDULE II

                     TRANSACTIONS IN THE SECURITIES

         Set forth below are the transactions in the shares of Common Stock that were effected during the past sixty days by AREIF II through its registered broker-dealer in New York.


     Date          Number of Shares        Price per Share
    -------        ----------------        ---------------
    7/29/97            21,500                  $16.50

    7/29/97            62,500                   16.50





                              SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 7, 1997


                  APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                  By:   Apollo Real Estate Advisors II, L.P.
                        Managing Member

                  By:   Apollo Real Estate Capital Advisors II, Inc.
                        General Partner

                        By:  /s/ Michael D. Weiner
                           ------------------------------------------------
                        Name:  Michael D. Weiner
                        Title: Vice President,
                               Apollo Real Estate Capital Advisors II, Inc.


                  APOLLO REAL ESTATE ADVISORS II, L.P.

                  By:   Apollo Real Estate Capital Advisors II, Inc.
                        General Partner

                        By: /s/ Michael D. Weiner
                           ------------------------------------------------
                        Name:  Michael D. Weiner
                        Title: Vice President,
                               Apollo Real Estate Capital Advisors II, Inc.